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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                                 ERGOBILT, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                  29481 R 10 7
                                 (CUSIP Number)

                               Allan Salovin, Esq.
                             Greenberg Traurig, P.A.
                   777 S. Flagler Drive, Suite 300-East Tower
                         West Palm Beach, Florida 33401
                                 (561) 650-7916
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 1, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13-d-1(e), 240.13d-1(f) or 24013.d-1(g), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule 13D                                                         Page 2 of 4
CUSIP NO: 29481 R 10 7
--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Richard C. Troutman
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)      |_|
          (b)      |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)          OO

--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e):                                                |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION             United States Citizen

--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER
NUMBER OF                    792,736
SHARES
                     -----------------------------------------------------------
BENEFICIALLY         8       SHARED VOTING POWER
OWNED BY                     0
EACH
                     -----------------------------------------------------------
REPORTING            9       SOLE DISPOSITIVE POWER
PERSON                       792,736
WITH
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
                             0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          792,736

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               12.9%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)                       IN

--------------------------------------------------------------------------------

Schedule 13D                                                         Page 3 of 4
CUSIP NO: 29481 R 10 7
--------------------------------------------------------------------------------
ITEM 1:  SECURITY AND ISSUER:

         1(a)     Common Stock, $.10 per share par value

         1(b)     ErgoBilt, Inc.,  2301 Ohio Drive, Suite 201, Plano,
                  Texas 75093-3902

ITEM 2:  IDENTITY AND BACKGROUND:

         2(a)-(c) Richard Troutman is a retired ophthalmologic surgeon. Dr.
                  Troutman has in recent years been involved in management of his private investments. Dr. Troutman's address is 10225 Collins Avenue, Apt. 435, Bal Harbour, FL 33154.

         2(d)-(e) None

         2(f)     United States Citizen

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Reporting Person acquired 292,736 shares of the Issuer's common stock as a result of a merger between Issuer and BodyBilt Seating, Inc. effected during February 1997. Reporting Person was one of three shareholders in BodyBilt, Inc., which merged into ErgoBilt. As consideration, Reporting Person and the other two BodyBilt shareholders received a combination of cash and stock in ErgoBilt.

                  Reporting Person acquired the remaining 500,000 shares as the result of the entry of a final judgment of foreclosure on such shares. In February 1998, Reporting Person loaned $1,600,000 to Gerald McMillan, President of Issuer. Mr. McMillan executed and delivered to Reporting Person a promissory note for such amount together with a Pledge Agreement pursuant to which McMillan pledged 500,000 shares of Issuer's common stock as security for payment of the note. The note was due and payable on May 21, 1998. McMillan defaulted in the payment of the note and on June 17, 1998, Reporting Person instituted a lawsuit against McMillan to collect on the note and to foreclose on the pledged shares. On or about December 7, 2000, pursuant to a settlement, approved by the court, a final judgment of foreclosure was entered in favor of Reporting Person. Under the final judgment, the shares were directed to be transferred, unrestricted and free of legends, from McMillan to Reporting Person. The shares were finally transferred to Reporting Person on June 1, 2001.

ITEM 4:  PURPOSE OF TRANSACTION

                  Reporting Person acquired the shares as a result of the foreclosure judgment described in Item 3.. He has no plans, at the present time, to acquire additional shares of the Issuer's securities. Reporting Person does not intend to acquire any additional securities of the Issuer at this time, nor are any sales, transfers or extraordinary corporate transactions contemplated. No plans to alter the present board of directors, charter, bylaws or corresponding instruments are contemplated and no material change in the Issuer's present capitalization or dividend policy will occur as a result of this acquisition. This acquisition will not result in any class of the Issuer's securities to be delisted or cease to be authorized to be quoted in any inter-dealer quotation system. This acquisition will not result in any class of Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act nor is any action similar to those listed above contemplated.

Schedule 13D                                                         Page 4 of 4
CUSIP NO: 29481 R 10 7
--------------------------------------------------------------------------------
ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

         5(a) Issuer has not filed a Form 10-K or Form 10-Q since 1998; however, Issuer advised Reporting Person that it had 6,156,000 shares of Common Stock outstanding as of May 31, 2001. As of May 31, 2001, Reporting Person directly owned 792,736 shares of common stock of Issuer. As of May 31, 2001, Reporting Person owned, directly, 12.9% of Issuer's outstanding common stock.

         5(b) Reporting Person has sole voting and dispositive power of 792,736 shares directly owned by him.

         5(c) On May 30, 2001, Reporting Person acquired direct ownership of 500,000 shares of Issuer's common stock in a private transaction described in
Item 3. Other than the acquisition which is the subject of this report, no other transactions concerning Issuer's securities have been effected by Reporting Person within the last 60 days.

         5(d) No person other than Reporting Person is entitled to receive or direct the receipt of dividends from the 792,736 shares which he owns directly.

         5(e)     Not applicable.


                                   SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 5, 2001.

                           Signature:        /s/ Richard D. Troutman
                           -----------------------------------------------------
                           Name/Title:    Richard C. Troutman, Reporting Person
                                      ------------------------------------------

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with this statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name an any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)